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                                                               EXHIBIT 99.(a)(9)
IV                                                                 PRESS RELEASE

FOR IMMEDIATE RELEASE
CONTACT:
InterVoice, Inc.
Rob-Roy J. Graham
Chief Financial Officer
(972) 454-8712

17-99

                        INTERVOICE ANNOUNCES TENDER OFFER
                            TO PURCHASE BRITE SHARES

DALLAS, TEXAS - MAY 3, 1999 --InterVoice, Inc. (InterVoice) announced today that it is commencing a tender offer to purchase 9,158,155 shares of Common Stock of Brite Voice Systems, Inc. (Brite) at $13.40 per share in cash. The tender offer is being made pursuant to an Acquisition and Merger Agreement dated April 27, 1999, other related agreements and tender offer documents that are being filed today with the Securities and Exchange Commission. The offer is conditional upon the tender of at least 9,158,155 shares, which represents approximately 75% of the outstanding shares of Brite Common Stock, receipt of regulatory approvals and certain other conditions that are set forth in the tender offer documents. Certain members of Brite Voice's management and board of directors have entered into agreements to tender shares held by them into the offer. If more than 9,158,155 Brite shares are tendered into the offer, InterVoice will purchase 9,158,155 shares on a pro rata basis, with adjustments to avoid fractional shares, based on the number of shares validly tendered and not withdrawn prior to the expiration date of the offer.

The tender offer, proration period and withdrawal rights expire at 12:00 midnight, New York City time, on June 1, 1999, unless the offer is extended. Corporate Investor Communications, Inc. (CIC) is serving as the Information Agent for the tender offer. The information filed with the Securities and Exchange Commission in connection with the tender offer may be obtained by calling CIC, toll-free, at (877) 460-2559.

The tender offer is the first step of a two-step transaction. In the second step, subject to the terms and conditions of the merger agreement among the parties, all outstanding shares of Common Stock of Brite not purchased in the cash tender offer will be exchanged into shares of InterVoice common stock. The ratio of exchange will be determined at the time of the merger based on the average closing price of an InterVoice share for the preceding twenty-five trading days.

This press release and public oral statements by InterVoice and Brite representatives may contain forward-looking information that is subject to certain risks and uncertainties that could cause actual results to vary from those projected. Statements that are not historical facts, including statements about confidence in strategies, plans and expectations about new and existing products and their market acceptance, expectations about future

                                     -more-

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revenues and earnings, industry growth and demand, and returns on investments in products and markets are forward-looking statements that involve risks and uncertainties that could materially impact the companies and the merged company results from operations. For a discussion of the risks and uncertainties that could materially impact the companies and their results from operations, please see InterVoice's and Brite's Forms 10-K and Forms 10-Q, and other filings, filed with the Securities and Exchange Commission.

InterVoice, Inc. (NASDAQ: INTV), is a leading global supplier of call automation systems for call centers, enhanced network-based services for telecommunications service providers and the world's largest supplier of interactive voice response systems. With nearly 12,000 systems shipped to 52 countries, InterVoice's solutions are used to increase revenues, decrease costs, and deliver exceptional customer service. InterVoice, an ISO 9001 certified company, is headquartered in Dallas, Texas, USA and has representative offices in the Americas, Europe, and Asia-Pacific. Company information and interactive product demonstrations are available on the World Wide Web at http://www.intervoice.com.

Brite Voice Systems, Inc. (NASDAQ:BVSI), is a world leader in providing enhanced telecommunications systems and interactive information systems. Brite's products include prepaid, messaging, voice mail, voice activated dialing, enhanced calling cards, as well as interactive information and IVR-CTI applications. The company also provides managed service capabilities for these products. Brite is certified ISO 9001/TickIT, a globally accepted quality management recognition. Brite's certification includes the design, development, manufacture, installation and support of computer-based voice and multimedia systems. The certification also includes the company's associated managed services, information services and training services.



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